EXHIBIT 23.02

Consent of KPMG LLP, Independent Auditors

The Board of Directors

Keynote Systems, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Keynote Systems, Inc. of our report dated October 28, 2002, with respect to the consolidated balance sheets of Keynote Systems, Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2002, and the related financial statement schedule, which report appears in the September 30, 2002 annual report on Form 10-K of Keynote Systems, Inc.

/s/    KPMG LLP

Mountain View, California

July 23, 2003